UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 12)*

Arel Communications and Software Ltd.

(Name of Issuer)

Ordinary Shares, par value NIS .001 per share

(Title of Class of Securities)

M14925107

(CUSIP Number)

Clayton L. Mathile

6450 Sand Lake Road

Suite 200

Dayton, Ohio 45414

Tel: (937) 264-4622

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 18, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A

CUSIP No. M14925107

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Clayton L. Mathile
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☑
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 4,377,389
8. SHARED VOTING POWER —
9. SOLE DISPOSITIVE POWER 4,377,389
10. SHARED DISPOSITIVE POWER: —

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,377,389
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):	☑
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.06%(1)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

(1)	As of June 28, 2005, the Issuer had outstanding (excluding 200,000 dormant shares) 13,241,916 Ordinary Shares, as reported in the Annual Report on Form 20-F filed by the Issuer with the Securities and Exchange Commission on June 28, 2005.

SCHEDULE 13D/A

CUSIP No. M14925107

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Mary A. Mathile
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☑
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 1,072,460(1)
8. SHARED VOTING POWER —
9. SOLE DISPOSITIVE POWER 1,072,460(1)
10. SHARED DISPOSITIVE POWER: —

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,072,460(1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):	☑
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.1%(2)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

(1)	Ms. Mathile disclaims beneficial ownership of such shares except to the extent of her pecuniary interest therein.

(2)	As of June 28, 2005, the Issuer had outstanding (excluding 200,000 dormant shares) 13,241,916 Ordinary Shares, as reported in the Annual Report on Form 20-F filed by the Issuer with the Securities and Exchange Commission on June 28, 2005.

SCHEDULE 13D/A

CUSIP No. M14925107

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) CYMI Private Equity II, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☑
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Ohio

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 4,377,389
8. SHARED VOTING POWER —
9. SOLE DISPOSITIVE POWER 4,377,389
10. SHARED DISPOSITIVE POWER: —

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,377,389
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):	☑
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.06%(1)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): OO

(1)	As of June 28, 2005, the Issuer had outstanding (excluding 200,000 dormant shares) 13,241,916 Ordinary Shares, as reported in the Annual Report on Form 20-F filed by the Issuer with the Securities and Exchange Commission on June 28, 2005.

SCHEDULE 13D/A

CUSIP No. M14925107

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) CYMI, Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☑
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Ohio

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 4,377,389
8. SHARED VOTING POWER —
9. SOLE DISPOSITIVE POWER 4,377,389
10. SHARED DISPOSITIVE POWER: —

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,377,389
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):	☑
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.06%(1)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): OO

(1)	As of June 28, 2005, the Issuer had outstanding (excluding 200,000 dormant shares) 13,241,916 Ordinary Shares, as reported in the Annual Report on Form 20-F filed by the Issuer with the Securities and Exchange Commission on June 28, 2005.

SCHEDULE 13D/A

CUSIP No. M14925107

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) CYMI Financing, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☑
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 4,377,389
8. SHARED VOTING POWER —
9. SOLE DISPOSITIVE POWER 4,377,389
10. SHARED DISPOSITIVE POWER: —

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,377,389
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):	☑
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.06%(1)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): OO

(1)	As of June 28, 2005, the Issuer had outstanding (excluding 200,000 dormant shares) 13,241,916 Ordinary Shares, as reported in the Annual Report on Form 20-F filed by the Issuer with the Securities and Exchange Commission on June 28, 2005.

SCHEDULE 13D/A

This Amendment No. 12 to Schedule 13D (this “Amendment No. 12”) further supplements and amends the Statement on Schedule 13D originally filed by Clayton L. Mathile (the “Original Reporting Person”) with the Securities and Exchange Commission on November 16, 2001, as previously amended by Amendment No. 1 thereto filed on February 14, 2003, Amendment No. 2 thereto filed on July 21, 2003, Amendment No. 3 thereto filed on March 15, 2003, Amendment No. 4 thereto filed on May 13, 2004, Amendment No. 5 thereto filed on May 21, 2004, Amendment No. 6 thereto filed on June 8, 2004, Amendment No. 7 thereto filed on June 22, 2004, Amendment No. 8 thereto filed on June 28, 2004, Amendment No. 9 thereto filed on June 29, 2004, Amendment No. 10 thereto filed on July 2, 2004 and Amendment No. 11 thereto filed by the Original Reporting Person and Mary A. Mathile, CYMI Private Equity II, LLC and CYMI, Ltd. (collectively with the Original Reporting Person, the “Amendment No. 11 Reporting Persons”) on October 3, 2005, with respect to the ordinary shares, par value NIS 0.001 per share (the “Ordinary Shares”), of Arel Communications and Software Ltd., a company organized under the laws of the State of Israel (“Arel” or the “Issuer”). In addition to the Amendment No. 11 Reporting Persons, this Amendment No. 12 is being filed by and on behalf of CYMI Financing, LLC (collectively with the Amendment No. 11 Reporting Persons, the “Reporting Persons”).

Item 2.	Identity and Background.

Item 2 is hereby amended and supplemented by adding the following text at the end thereof:

CYMI Financing, LLC (“CF”) is a Delaware limited liability company with its principal office at 6450 Sand Lake Road, Suite 200, Dayton, Ohio 45414. CF is a single member limited liability company and has no officers or directors. CYMI Private Equity II, LLC (“CPE”) is the sole and managing member of CF.

During the last five years, none of the Reporting Persons or, to the knowledge of the Reporting Persons, the executive officers of the Reporting Persons (if applicable) has been (i) convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violations with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and supplemented by adding the following text at the end thereof:

The matters set forth in Item 4 of this Amendment No.12 are incorporated in this Item 3 by reference as if fully set forth herein.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended and supplemented by adding the following text at the end thereof:

On November 18, 2005, CPE entered into a Memorandum of Agreement (the “MOU”) with Mr. Shimon Klier (one of Arel’s founders) and certain members of his family and Ms. Rachel Ben-Nun (also one of Arel’s founders) (collectively, the “Other Shareholders”). Pursuant to the MOU, the Other Shareholders have agreed to cooperate with CPE in effecting a going-private transaction involving Arel (the “Arrangement”) and obtaining all required legal approvals in connection with the Arrangement. In addition, CPE has agreed that, upon the demand of any Other Shareholder during the 30-month period following the consummation of the Arrangement, CPE shall purchase the shares of Arel of such Other Shareholder set forth in the MOA at the same price per share paid for the Arel shares in the Arrangement. CPE has also agreed that any financing up to an aggregate of $7.5 million provided to Arel by CPE (or any of its affiliates) following the consummation of the Arrangement (excluding any financing provided in connection with the Arrangement) shall be made in the form of debt and not equity. Further, CPE has agreed that, in the event that following the consummation of the Arrangement, CPE (or any of its affiliates) makes additional investments in Arel or sells any shares of Arel held by it (other than to an affiliate), CPE shall offer the Other Shareholders the opportunity to participate in such investments on a pro rata basis or tag along rights, as the case may be. Mr. Shimon Klier has also agreed to resign from the board of directors of Arel following the consummation of the Arrangement and CPE has agreed to provide to Mr. Klier, for as long as Arel remains a private company, certain quarterly financial information and other information rights relating to Arel. The foregoing description of the MOU does not purport to be complete and is qualified in its entirety by reference to such MOU, a copy of which is attached hereto as Exhibit A and incorporated by reference herein.

CPE is currently in the process of transferring all of its shares of Arel to CF (the “Transfer”). Upon completion of the Transfer, CF will be the record owner of such shares.

The Reporting Persons may, at any time and from time to time, review or reconsider their position and formulate plans or proposals that relate to, might result in, or have the purpose or effect of changing or influencing control of Arel, or that relate to or would result in any of the events enumerated in Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) and 5(b) are hereby amended by deleting them in their entirety and inserting the following in lieu thereof:

Upon completion of the Transfer, CF will directly beneficially own 4,377,389 Ordinary Shares of Arel, representing 33.06% of Arel’s outstanding Ordinary Shares (based on Arel having 13,241,916 Ordinary Shares outstanding), and will have the sole power to vote or to direct the voting of and to dispose or to direct the disposition of such shares.

Upon completion of the Transfer, CPE will not directly own any Ordinary Shares of Arel. However, as the sole and managing member of CF, CPE may be deemed the indirect beneficial owner of 4,377,389 Ordinary Shares of Arel, representing 33.06% of Arel’s outstanding Ordinary Shares.

CYMI, Ltd. does not directly own any Ordinary Shares of Arel. CYMI, Ltd. is the managing member of CPE and as such may be deemed the indirect beneficial owner of 4,377,389 Ordinary Shares of Arel, representing 33.06% of Arel’s outstanding Ordinary Shares.

Clayton L. Mathile does not directly own any Ordinary Shares of Arel. Mr. Mathile is the managing member of CYMI, Ltd. and as such may be deemed the indirect beneficial owner of 4,377,389 Ordinary Shares of Arel, representing 33.06% of Arel’s outstanding Ordinary Shares.

Mary A. Mathile does not directly own any Ordinary Shares of Arel. Ms. Mathile is a member of CPE and owns a 24.5% equity interest in such entity. Pursuant to Section 6.3 of the Limited Liability Company Agreement of CPE, Ms. Mathile may, under certain circumstances, withdraw her membership interest. As a result, Ms. Mathile may be deemed the indirect beneficial owner of 1,072,460 Ordinary Shares of Arel (8.1% of Arel’s outstanding Ordinary Shares), representing 24.5% of the Ordinary Shares of Arel which may be deemed to be beneficially owned by CPE. Ms. Mathile disclaims beneficial ownership of such shares except to the extent of her pecuniary interest therein.

The Other Shareholders collectively hold 1,043,243 shares of Arel. By virtue of the MOU, the Reporting Persons may be deemed to have formed a “group” with the Other Shareholders for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules promulgated thereunder. In the aggregate, the Ordinary Shares beneficially owned by the Other Shareholders, together with the Ordinary Shares beneficially owned by the Reporting Persons, equals 5,420,632 Ordinary Shares, which represents approximately 40.9% of Arel’s outstanding Ordinary Shares.

The statements in this Amendment No. 12 shall not be construed as an admission that the Reporting Persons and any other persons or entities constitute a “group” for purposes of Section 13(d) of the Exchange Act and the rules promulgated thereunder. Further, the filing of this Amendment No. 12 shall not be construed as an admission that any Reporting Person is, for the purposes of Section 13(d) or 13(g) of the Exchange Act, or for any other purpose, the beneficial owner of any Ordinary Shares other than those Ordinary Shares over which the Reporting Person has voting and dispositive power, as reported herein. Each of the Reporting Persons disclaims any pecuniary interest in any securities of Arel owned by any other any other party, and expressly disclaims the existence of a group.

Any disclosures made hereunder with respect to persons other than the Reporting Persons is made on information and belief after making inquiry to the appropriate party.

Item 5(c) is hereby amended and supplemented by adding the following text at the end thereof:

The matters set forth in Item 4 of this Amendment No.12 are incorporated in this Item 5(c) by reference as if fully set forth herein.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented by adding the following text at the end thereof:

The matters set forth in Items 4 and 5 of this Amendment No.12 are incorporated in this Item 6 by reference as if fully set forth herein.

Item 7.	Materials to be filed as Exhibits.

Item 7 is hereby amended and supplemented by adding the following Exhibits:

Exhibit A	Memorandum of Agreement, dated November 18, 2005

Exhibit B	Joint Filing Agreement, dated November 23, 2005

SIGNATURE

After reasonable inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this Amendment with respect to such person is true, complete and correct.

Dated: November 23, 2005

/s/ CLAYTON L. MATHILE
Clayton L. Mathile

/s/ MARY A. MATHILE
Mary A. Mathile

CYMI PRIVATE EQUITY II, LLC

By: CYMI, Ltd., its managing member

By:	/s/ LES BANWART
Name:	Les Banwart
Title:	President

CYMI, LTD.

By:	/s/ LES BANWART
Name:	Les Banwart
Title:	President

CYMI FINANCING, LLC

By: CYMI, Private Equity II, LLC its managing member

By: CYMI, Ltd., its managing member

By:	/s/ LES BANWART
Name:	Les Banwart
Title:	President